CAIS Capital, LLC
Statement of Financial Condition
December 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAIS Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue, FL 2
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Shannon (212) 201 - 2327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Boulevard	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Shannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAIS Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO Exceptions

ALESSANDRA VAN DER MEULEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VA6327765
Qualified in New York County
My Commission Expires July 13, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAIS Capital, LLC
Index
December 31, 2018



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CAIS Capital, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CAIS Capital, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CAIS Capital, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CAIS Capital, LLC's management. Our responsibility is to express an opinion on CAIS Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CAIS Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company

Lilling & Company LLP

We have served as CAIS Capital, LLC's auditor since 2013.

Port Washington, New York
February 25, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

CAIS Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	2,422,434
Due from clearing broker		290,755
Accounts receivable		2,249,139
Prepaid expenses		39,646
Total Assets	$	5,001,974

Liabilities and Member's Equity

Due to affiliate - net	$	262,591
Deferred revenue		18,972
Accounts payable and other accrued expenses		625,006
Total Liabilities		906,569
Member's Equity		4,095,405
Total Liabilities and Member's Equity	$	5,001,974

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization

CAIS Capital, LLC or the "Company" is a limited liability company established in the state of Delaware on July 27, 2009. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The company is wholly owned by Capital Integration Systems, LLC ("CAIS LLC"), an affiliated entity established in the state of Delaware.

The Company's headquarters is located in New York, NY and its customers are primarily located throughout the United States.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. There were no subordinated borrowings for the year ended December 31, 2018.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including underwriting revenue, direct selling agreement fees, and a platform distribution fee.

Cash
Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurable limit was $2,172,434. as of December 31, 2018. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is remote.

Accounts Receivables
Accounts receivable are stated at their net realizable value, which represents the account balance, less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of its clients. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is relieved. Management did not believe an allowance was necessary as of December 31, 2018.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted using the modified retrospective method for all contracts, which requires a cumulative effect adjustment upon adoption. The Partnership concluded that there was no material impact to

the recognition and measurement of its contracts with its customers upon adoption, and therefore, no adjustment to beginning retained earnings as of January 1, 2018 was recorded.

The primary sources of revenue for the Company are as follows:

Underwriting Revenue

Underwriting revenue generally arises from securities offerings in which the Company provides introducer services to issuers of securities and the broker-dealer or registered investment advisor who represents the purchaser of the offering. Underwriting revenue can also arise from the Company participating in a private placement directly for an entity. Generally, the Company believes its performance obligation is satisfied when the investor, through its broker-dealer or registered investment advisor, purchases the security. The Company records underwriting revenue at a point in time on the trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

Direct selling agreement fees

Direct selling agreement fees consist of revenue earned from providing introducer and investor related services to managers of private investment vehicles, which is also the Company's performance obligation. The Company records direct selling agreement fees over the time the services for the transactions are completed under the terms of each contract. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts the uncertainty is dependent on various factors, commonly the value of the private investment vehicles' assets under management, at a future point in time, which is highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until these factors are known, which is generally on a quarterly basis.

Platform distribution fee

Platform distribution fee occurs from a distribution agreement with CAIS LLC where the Company provides introducer services for investors to purchase interests in private investment vehicles sponsored by CAIS LLC, which is also the Company's performance obligation. The transaction price is a fee that is calculated as a fixed percentage of certain fees payable to CAIS LLC from the investment vehicles and is recognized as revenue when the performance obligation is satisfied, which is over time. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts the uncertainty is dependent on various factors, commonly the value of the private investment vehicles' assets under management, at a future point in time, which is highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until these factors are known, which is generally on a monthly basis.

Contract Balances

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The balance of accounts receivable is included in the Statement of Financial Condition.

The Company records deferred revenue when it receives fees from clients that have not yet been earned. Deferred revenue as of December 31, 2018, was $18,972 which will be recognized over the next twelve months.

Interest

Interest is earned from cash in money market accounts. Interest is recorded as earned and is not subject to ASC 606.

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes and is included in the income tax returns filed by CAIS LLC. CAIS LLC is a limited liability company and is treated as a partnership for income tax purposes. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the members of CAIS LLC. The Company is also included in CAIS LLC's New York City Unincorporated Business Tax ("UBT") return. The Company recognizes UBT taxes as if it is a separate reporting unit.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by Taxing Authorities. At December 31, 2018 the Company did not have any unrecognized tax benefits or liabilities. The Company operated in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3. **Guarantees**

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

CAIS Capital, LLC
Notes to the Statement of Financial Condition
December 31, 2018

4. Receivable from and Payable to Broker-Dealers and Clearing Organization

Amounts receivable from and payable to broker-dealers and clearing organization at December 31, 2018, consist of the following, which are included in "Due from clearing broker" in the Statement of Financial Condition:

	Receivable	Payable
Deposit with clearing broker	$ 103,027	$ -
Payable to clearing broker	-	1,078,648
Receivable from clearing broker	1,352,250	-
Fees and commission payable	-	85,874
	$ 1,455,277	$ 1,164,522

The Company clears customer transactions through Pershing, LLC on a fully disclosed basis.

5. Related Party

The Company entered into a distribution agreement with CAIS LLC, whereby it receives a fee equal to 5% of certain fees payable to CAIS LLC from the private investment vehicles.

The Company also entered into a management services agreement with CAIS LLC, whereby CAIS LLC provides administrative services, office space, and other services related to the development and operation of the Company's business. Payment for such services is calculated monthly based on the expense type and time allocation of the CAIS LLC's personnel and is paid via intercompany loan to the Company. At December 31, 2018 the due to affiliate balance was $1,382,086 and the due from affiliate balance was $1,119,495 and is disclosed in the Statement of Financial Condition as "due to affiliate – net" as $262,591 and is due on demand without interest.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, CAIS Capital, LLC is required to maintain minimum net capital equal to the greater of $50,000 and 6.667% of aggregate indebtedness. At December 31, 2018, CAIS Capital, LLC had net capital of $1,806,618 which was $1,746,180 above its required net capital of $60,438. The ratio of aggregate indebtedness to net capital was 0.50 to 1 at December 31, 2018.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 25, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.